UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 January 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Nissan Renault Alliance renews contract with TNT Logistics UK, 24 January 2006

TNT N.V. - Buyback of ordinary shares, 25 January 2006

24 January 2006

Nissan Renault Alliance renews contract with TNT Logistics UK

Nissan, on behalf of the Nissan Renault Alliance, has renewed its UK distribution contract, worth in excess of 30 million Euro (£21m), for a further three years with TNT Logistics. The companies have worked in close partnership for 14 years.

The operation involves delivering vehicle parts from a single national parts distribution centre at Lutterworth, Leicestershire, delivering through the night to over 400 Nissan and Renault dealerships, five nights a week. "TNT Logistics continually challenges the way we work to improve the service to our customers," says Howard Wilkinson, Head of Nissan Renault Alliance After-Sales Logistics Operations in the UK.

Neil Crossthwaite, Managing Director, TNT Logistics, says: "We are delighted that after a very thorough competitive tender process Nissan has taken the decision to renew the contract with TNT Logistics. Over the last 14 years we have worked closely together managing a number of strategic changes, including the integration of Nissan and Renault parts distribution. We are now looking forward to continuing this relationship, maintaining service excellence and implementing continuous improvement initiatives."

IT enhancement was a key factor in the renewal of the contract. New initiatives include the introduction of:

- Dealer Delivery/Returnable Asset Tracking - monitoring assets (roll cages and tote boxes) through the entire dealer distribution network, providing proof of delivery information and providing dealers with a web based enquiry system.

- Dealer Warranty and Returns Tracking - a web based dealer warranty and returns tracking system.

The new systems work in parallel with TNT's transport management system.

As well as investment in IT systems, TNT Logistics has invested in a new vehicle fleet consisting of a combination of rigid and articulated vehicles. Double-deck trailers will be used to deliver to a number of strategic outbases. All deliveries are made before 8.00 am with a before-noon service, operated for dealerships in Northern Ireland and the offshore islands.

TNT Logistics began delivering for Nissan in 1992, taking weekly stock deliveries into dealerships. In 2001, the delivery operation went through a step change, with orders being placed on day one for a day two pre 8.00 am delivery. Emergency deliveries can be placed before 6.00 pm for a pre 8.00 am next-day service.

About TNT Logistics

TNT Logistics UK is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.3 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

25 January 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On January 24, 2006, it purchased 325,000 TNT N.V. ordinary shares at an average price of Euro 27.3017 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 25 January 2006